EXHIBIT T3E-2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE MIDDLE DISTRICT OF TENNESSEE

NASHVILLE DIVISION

IN RE:	) Jointly Administered at
) Case No. 302-00979
PEN HOLDINGS, INC., et al.,	) Chapter 11
)
Debtors.	) Judge Keith M. Lundin
)

JOINT PLAN OF REORGANIZATION

FILED BY THE DEBTORS, THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS FOR PEN COAL CORP. AND THE LENDER GROUP

AS CO-PROPONENTS

(Dated September 30, 2003)

The Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corporation (“Committee”) and Ableco Finance LLC, Wells Fargo Foothill, Inc. and Regiment Capital II, L.P. (the “Lender Group”) (all such parties being collectively the “Plan Proponents”) hereby propose the following Joint Plan of Reorganization Filed by the Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corporation and the Lender Group as Co-Proponents (the “Plan”) pursuant to Chapter 11 of the Bankruptcy Code, 11 U.S.C. § 101 et seq.:

ARTICLE I

Overview

This Plan of reorganization is proposed by the Debtors, the Committee and the Lender Group. The purpose of the Plan is to restructure the remaining business operations of the Debtors through substantive consolidation of the Debtors following the prior sale of some of the Debtors’ major assets. The Plan leaves “New Elk Horn,” formed primarily from the assets owned by Elk Horn, as the sole remaining entity with all of the Debtors’ assets and liabilities residing in New Elk Horn. New Elk Horn will continue to operate its business. Creditors will receive payment of their claims over time in accordance with the specific provisions of the Plan. The Bankruptcy Court will retain jurisdiction to determine the allowance of all Claims and to effectuate and enforce the terms of the Plan. The Bankruptcy Court will have concurrent jurisdiction with non-bankruptcy courts to effectuate the collection of the Estates’ Assets. This overview is only a summary; please consult the complete text of the Plan. The Definitions provided in Article II of the Plan apply throughout the Plan and the Disclosure Statement that accompanies the Plan including those capitalized terms used in this Article I.

ARTICLE II

Definitions and Interpretation

2.1.	Definitions.

The capitalized terms used herein shall have the respective meanings set forth below. Terms utilized herein and not otherwise defined shall have the meanings given to them in the Bankruptcy Code or the Bankruptcy Rules, unless the context requires otherwise.

2.1.01.	“Administrative Claim” shall mean a Claim for a cost or expense of administration of the Chapter 11 Cases allowed under Section 503(b) of the Bankruptcy Code and referred to in Section 507(a)(1) of the Bankruptcy Code, including: (a) the actual, necessary costs and expenses incurred after the commencement of the Chapter 11 Cases of preserving the Estates and operating the businesses of the Debtors; (b) wages, salaries or commissions for services; (c) reimbursement of expenses awarded under Sections 330(a) or 331 of the Code; (d) all fees and charges assessed against the Estates of the Debtors under Chapter 123 of title 28 of the United States Code, including without limitation, fees owed to the U.S. Trustee; and (e) all fees and the reasonable postpetition fees and expenses of the Trustee as defined herein, including any predecessors or successors thereto, subject to Bankruptcy Court approval, either through the allowance of an application for reimbursement of such fees and expenses of the Trustee or an agreed stipulation by and among the Debtors, the Reorganized Debtors and the Trustee; provided, however, that nothing herein shall require the Trustee to submit any such fee application, stipulation or such other administrative claim for reimbursement of its fees and expenses.

2.1.02.	“Allowed” shall mean, when used with respect to a claim, (except as may be otherwise ordered by the Court) a Claim or that portion (x) which has been scheduled (other than Claims scheduled by the Debtors as contingent, unliquidated or disputed) or timely filed with the Court, and as to which no objection to the allowance thereof has been interposed within the period of time limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, the Plan or an order of the Court, or (y) as to which any objection has been filed, and such objection has been overruled or it otherwise has been determined by a Final Order of the Court that such Claim or portion thereof is allowed. Unless otherwise specified in the Plan or in the Final Order of the Bankruptcy Court allowing such Claim, an “Allowed” Claim shall not include interest on the amount of such Claim from and after the Petition Date.

2.1.03.	“Allowed Interest” shall mean an Equity Interest to the extent it has become allowed.

2.1.04.	“Assets” means all of the right, title, and interest in and to property of whatsoever type or nature of the Debtors as of the Petition Date, together with property subsequently acquired by the Debtors, and including, but not limited to, property as defined in section 541 of the Bankruptcy Code (each identified item of property being herein sometimes referred to as an Asset).

2.1.05.	“Available Cash” shall mean all Cash which is property of the Estates other than the Reserve Funds, cash to pay uncontested administrative claims, and cash reasonably necessary to satisfy upcoming operational requirements.

2.1.06.	“Avoidance Actions” shall mean actions and rights of action under Sections 510, 541, 544, 545 and 546 of the Bankruptcy Code, all preference claims pursuant to Section 547 Bankruptcy Code, all fraudulent transfer claims pursuant to Sections 544 or 548 of the Bankruptcy Code, all claims relating to postpetition transactions under Section 549 of the Bankruptcy Code, all claims recoverable under Sections 550 and 553 of the Bankruptcy Code, all other claims under Chapter 5 of the Bankruptcy Code, and all claims (including claims arising in common law or in equity) against any person on account of any debt or other claim owed to or in favor of the Debtors.

2.1.07.	“Ballot” shall mean the forms mailed to holders of Claims for the purpose of voting to accept or reject the Plan.

2.1.08.	“Bankruptcy Code” or “Code” shall mean title 11 of the Bankruptcy Reform Act of 1978, as amended.

2.1.09.	“Bankruptcy Court” or “Court” shall mean the United States Bankruptcy Court for the Middle District of Tennessee or such other court having jurisdiction over the Chapter 11 Cases of the Debtors.

2.1.10.	“Bankruptcy Rules” shall mean the Federal Rules of Bankruptcy Procedure as promulgated pursuant to 28 U.S.C. § 2075 (1978), as they have been or may hereafter be amended.

2.1.11.	“Bar Date” shall mean July 15, 2002.

2.1.12.	“Business Day” shall mean any day except Saturday, Sunday, or any day on which commercial banks in the State of Tennessee are authorized by law to be closed.

2.1.13.	“Cash” means cash and cash equivalents, including bank deposits, checks and other similar items.

2.1.14.	“Chapter 11 Cases” shall mean the cases commenced under Chapter 11 of title 11 of the Bankruptcy Code by the Debtors on the Petition Date.

2.1.15.

“Claim” shall have the meaning defined in Section 101(5) of the Bankruptcy Code, including, without limitation, any right to payment from the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, contested, uncontested, legal, equitable, secured, or unsecured; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, contested, uncontested, secured, or unsecured.

2.1.16.	“Claimant” shall mean a Person who holds a Claim.

2.1.17.	“Confirmation Date” shall mean the date upon which the Court enters an order confirming the Plan in accordance with Section 1129 of the Bankruptcy Code.

2.1.18.	“Confirmation Hearing” shall mean the hearing held by the Bankruptcy Court, as it may be continued from time to time, at which the Debtors shall seek confirmation of the Plan.

2.1.19.	“Confirmation Order” shall mean the order of the Bankruptcy Court confirming the Plan.

2.1.20.	“Contested” when used:

(a)	with respect to a Claim or Interest, shall mean the portion (including where appropriate, the whole) of any Claim or Interest: which is scheduled by the Debtors as disputed, contingent or unliquidated and has not been Allowed, or which scheduled Claim is the subject of an objection and which has not been determined as Allowed or Disallowed by a Final Order, or which has been filed pursuant to Section 501(a) of the Bankruptcy Code and as to which an objection to the allowance thereof has been filed with the Court within the time limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, the Plan or an order of the Court, which Claim has not been determined as Allowed or Disallowed, by a Final Order, or

(b)	with respect to an Administrative Claim, shall mean the portion (including where appropriate, the whole) of an Administrative Claim for which an objection to the allowance thereof has been filed within any time limitation fixed by the Bankruptcy Code, Bankruptcy Rules, the Plan or an order of the Court, which Administrative Claim has not been determined as Allowed or Disallowed by a Final Order.

2.1.21.	“Contested Administrative Claim Reserve” shall mean the Cash reserved for payment to holders of Allowed Administrative Claims of Class 1 prior to a Contested Administrative Claim being Allowed.

2.1.22.	“Contested Priority Claim Reserve” shall mean the Cash reserved for payment to holders of Allowed Priority Claims of Class 3 prior to a Contested Priority Claim being Allowed.

2.1.23.	“Contested Class 5A Reserve” shall mean the Cash reserved for payment to holders of Allowed Claims of Class 5A prior to a Contested Class 5A Claim being Allowed.

2.1.24.	“Contingent Claim” shall mean a Claim that has not accrued and which is dependent upon a future event that may or may not occur.

2.1.25.	“Creditors’ Committee” or “Committee” shall mean the Official Committee of Unsecured Creditors in the Chapter 11 Cases appointed pursuant to Section 1102 of the Bankruptcy Code, as the same may be reconstituted from time to time through and including the entry of the Confirmation Order.

2.1.26.	“Debtors” shall mean, collectively, Pen Holdings, Pen Coal, Elk Horn, River Marine, Pen Land, and Marine Terminals (each, a “Debtor”). When describing those entities after the Confirmation Date, Debtor shall also mean a Post-Confirmation Debtor.

2.1.27.	“Disallowed” shall mean, when used with respect to a Claim or Interest, the whole or portion thereof that has been Disallowed by the Court pursuant to a Final Order, or which is withdrawn by or on behalf of the Claimant or holder of an Interest for which such Claim, Administrative Claim or Interest was filed.

2.1.28.	“Disbursing Agent” shall mean the Reorganized Debtor in its capacity as the party responsible for Distributions as set forth in Article IX of the Plan.

2.1.29.	“Disclosure Statement” shall mean the Disclosure Statement filed in this case pursuant to Section 1125 of the Bankruptcy Code with respect to the Plan as approved by a Final Order.

2.1.30.	“Disputed” shall have the same meaning as “Contested.”

2.1.31.	“Distribution” shall mean any payment under the Plan.

2.1.32.	“Distribution Date” shall mean the Effective Date or the date determined by the Disbursing Agent to be the earliest date after the Effective Date that can reasonably be used for making a Distribution, in light of all administrative and ministerial acts required in conjunction with such Distribution, but not later than 90 days after the Effective Date.

2.1.33.	“Effective Date” shall mean the next business day after the conditions of Article XI of the Plan have been satisfied or such later date as the Plan Proponents may designate in writing.

2.1.34.	“Elk Horn” shall mean The Elk Horn Corporation, a Debtor.

2.1.35.	“Entity” shall have the meaning ascribed to such term under the Bankruptcy Code including, without limitation, person, estate, trust, governmental unit and United States Trustee.

2.1.36.	“Equity Interest” or “Interest” shall mean (i) a share in a Debtor, whether or not transferable or denominated “stock”, or any similar security; or (ii) a warrant or right to purchase, sell or subscribe to a share, security or interest in a Debtor of a kind specified in subpart (i) herein/above.

2.1.37.	“Estate” shall mean the Estate of each Debtor created pursuant to Section 541 of the Bankruptcy Code upon the commencement of its Chapter 11 Case.

2.1.38.	“Estate Assets” shall mean each and all of those assets included in the Debtors’ Estates.

2.1.39.	“Excess Cash” shall generally mean the cash and cash equivalents available for distribution to the Lender Group’s Senior Notes under Class 2 and the Subordinated Notes under Class 5B after certain required payments to the Class 2 Senior Note A, certain permitted operating expenses, capital expenditures and deposits, and required payments to the Class 5B Subordinated Notes, and, more specifically, shall have the same meaning as set forth in the Senior Debt Loan Documents and the New Indenture.

2.1.40.	Executory Contract” shall mean any contract, including, without limitation, any unexpired lease, to which a Debtor is a party and which is capable of being assumed or rejected pursuant to Section 365 of the Bankruptcy Code.

2.1.41.	“EYCF” shall mean Ernst & Young Corporate Finance, investment banker and financial advisor for the Debtors.

2.1.42.	“Final Order” shall mean an order or judgment of a court as to which order or judgment (or any revision, modification or amendment thereof):

(a)	the time to appeal or seek review, rehearing, reargument or certiorari has expired and as to which no stay, appeal or petition for review, rehearing, reargument or certiorari proceeding is pending; or

(b)	an order or judgment which has been appealed, has been affirmed on appeal and as to which appeal the time for further appeal has expired.

2.1.43.	“General Unsecured Claim” or “Unsecured Claim” shall mean a Claim (including, without limitation, Claims arising from the rejection of an Executory Contract pursuant to Section 365 of the Bankruptcy Code) other than an Administrative Claim, a Priority Claim or a Secured Claim.

2.1.44.	“Impaired” shall have the same meaning as set forth at 11 U.S.C. § 1124.

2.1.45.	“Intercompany Claim” means any Claim or Administrative Claim held by any of the Debtors or their Affiliates against any of the other Debtors or their Affiliates.

2.1.46.	“Indenture” means the Indenture dated as of June 8, 1998 with respect to the Notes.

2.1.47.	“Lender Group” shall mean, collectively, Ableco Finance LLC, Foothill Capital Corporation and Regiment Capital and their successors and assigns.

2.1.48.	“Marine Terminals” shall mean Marine Terminals Incorporated, a Debtor.

2.1.49.	“New Elk Horn” means Elk Horn, LLC, a limited liability company, formed on and after the Effective Date as set forth in Article VIII of the Plan.

2.1.50.	“New Elk Horn Articles of Organization” means the articles of organization to be filed by Elk Horn, LLC with the proper state authority as a part of the restructuring process set forth in Article VIII of the Plan

2.1.51.	“New Elk Horn Membership Interests” means the ownership interests issued by New Elk Horn in accordance with this Plan.

2.1.52.	“New Elk Horn Operating Agreement” means the operating agreement to be executed by Elk Horn, LLC as a part of the restructuring process set forth in Article VIII of the Plan

2.1.53.	“New Indenture” means the indenture established for the payment of Note A and Note B as defined herein.

2.1.54.	“New Indenture Trustee” means the new indenture trustee, its successor, or any other indenture trustee, or its successor, to be designated by the Committee and the Debtors prior to the Effective Date that shall act as the indenture trustee under the New Indenture.

2.1.55.	“Noteholders” shall mean holders of 9 7/8% Senior Notes under the Indenture.

2.1.56.	“Notes” shall mean the 9 7/8% Senior Notes under the Indenture.

2.1.57.	“Pen Coal” shall mean Pen Coal Corporation, a Debtor.

2.1.58.	“Pen Holdings” shall mean Pen Holdings, Inc., a Debtor.

2.1.59.	“Pen Land” shall mean Pen Land Company, a Debtor.

2.1.60.	“Person” shall have the meaning ascribed to such term under Section 101(41) of the Bankruptcy Code.

2.1.61.	“Petition Date” shall mean January 24, 2002.

2.1.62.	“Plan Documents” means all documents and exhibits that aid in effectuating this Plan, including, without limitation the New Elk Horn Articles of Organization and New Elk Horn Operating Agreement, the New Indenture, and exhibits as amended, modified, supplemented, or restated from time to time. This shall also refer to all loans and indebtedness created under the Plan for creditors as provided for in the Plan.

2.1.63.	“Plan” shall mean the Joint Plan of Reorganization Filed by the Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corporation and the Lender Group as Co-Proponents as it may be modified from time to time.

2.1.64.	“Post-Confirmation” shall mean the period of time after the Confirmation Date.

2.1.65.	“Priority Claim” shall mean a Claim entitled to priority pursuant to Section 507(a)(3), 507(a)(4), or 507(a)(6) of the Bankruptcy Code.

2.1.66.	“Pro Rata” or “Pro Rata Share” shall mean the proportion that the amount of an Allowed Claim in a particular class bears to the aggregate amount of all Claims in such class, including Contested Claims, but not including Disallowed Claims, as calculated by the Debtor as of a date which shall be not more than ten (10) days preceding a Distribution.

2.1.67.	“Professional Fee and Post-Confirmation Reserve” shall mean the Cash reserved for payment of outstanding Pre-Confirmation professional fees prior to allowance of such fees pursuant to Court Order and the estimated Post-Confirmation professional fees necessary to fund the handling of claim objections, avoidance actions, bankruptcy-related litigation and other activities to consummate the Plan and close the Chapter 11 Cases. This shall also include the estimated fees necessary to satisfy all quarterly fees owed to the United States Trustee through the time the Chapter 11 Cases are closed.

2.1.68.	“Professional Persons” shall mean Persons retained or to be compensated pursuant to Sections 327, 328, 330, 331, 1102 and 1103 of the Bankruptcy Code.

2.1.69.	“Record Date” shall mean the date for determining the entitlement of holders of Allowed Claims in Class 5B to receive their pro rata share of Note A and Note B and their pro rata share of ownership interests in New Elk Horn under the Plan, which shall be the Effective Date.

2.1.70.	“Reorganized Debtor” shall mean New Elk Horn following consummation of the Plan.

2.1.71.	“Reserve Funds” shall mean, collectively, the Contested Administrative Claim Reserve, the Professional Fee and Post-Confirmation Reserve, the Contested Priority Claim Reserve, the Contested Class 5A Reserve and the Unclaimed Distribution Reserve.

2.1.72.	“River Marine” shall mean River Marine Terminals, Inc., a Debtor.

2.1.73.	“Secured Claim” shall mean any Claim secured by a lien upon property of a Debtor to the extent that such Claim is Allowed as a Secured Claim.

2.1.74.	“Senior Executives” shall mean William Beckner, Stephen Capelli, Joseph Davis and Mark Oldham.

2.1.75.	“Senior Executives’ Bonus” shall mean the bonus provided by order of the Court to existing Senior Executives.

2.1.76.	“Trustee” means Bank of New York, as Indenture trustee under the Indenture.

2.1.77.	“Unclaimed Distribution Reserve” shall mean the Cash reserved for payment to holders of Allowed Claims for which a Distribution is returned as undeliverable or a check representing a distribution is not cashed within 180 days of its issuance.

2.1.78.	“Voting Deadline” shall mean the date by which the Ballot that accompanies the Plan must be received by the Court, which date is set forth in the order approving the Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code.

2.2.	Other Definitions

The definitions of the following terms may be found in the sections indicated as follows:

“Cash Flow Distribution Procedure” — Section 5.2.07

“Maturity Event” — Section 5.2.01

“Senior Debt Loan Documents” — Section 5.2.01

“Senior Note A” — Section 5.2.01

“Senior Note B” — Section 5.2.01

“Senior Notes” — Section 5.2.01

“Subordinated Note A” — Section 5.2.05

“Subordinated Note B” — Section 5.2.05

“Subordinated Notes — Section 5.2.05

2.3.	Interpretation.

Unless otherwise specified, all section, article and exhibit references in the Plan are to the respective section in, article of, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. Words denoting the singular number shall include the plural number and vice versa, and words denoting one gender shall include the other gender.

2.4.	Application of Rules of Construction Contained in the Bankruptcy Code.

The rules of construction set out in Section 102 of the Bankruptcy Code shall apply to the construction of the terms and provisions set forth in the Plan.

ARTICLE III

Classification of Claims and Interests

3.1.	Claims and Equity Interests.

The Plan classifies the Claims against and the Equity Interests in the Debtors, and such Claims and Equity Interests shall be bound by the provisions of this Plan and are hereby designated as the following Classes:

Class 1             Allowed Administrative Expense Claims.

Class 2             Lender Group Secured Claim.

Class 3             Other Secured Claims

Class 4             Allowed Priority Claims.

Class 5A          Allowed General Unsecured Claims under $10,000

Class 5B          Allowed General Unsecured Claims over $10,000

Class 6             Equity Interests.

ARTICLE IV

Treatment of Administrative Claims

4.1.	Class 1 Allowed Administrative Expense Claims.

A.	General Administrative Claims.

Each holder of an Allowed Administrative Claim (other than such Allowed Administrative Claim or portion thereof which, by its express terms, is not due or payable by the Distribution Date) shall be paid in full, but without interest, on the Distribution Date or, to the extent not yet Allowed, when such Administrative Claim becomes Allowed.

The aggregate amount of any Contested Administrative Claims as of the Distribution Date shall be segregated from the Available Cash in the Contested Administrative Claim Reserve. Contested Administrative Claims that are thereafter Allowed shall be paid from the Contested Administrative Claim

Reserve. Such payment shall be made as and when authorized by a Final Order. To the extent that there remain funds in the Contested Administrative Claims Reserve after all Allowed Administrative Claims have been paid in full, such remaining funds shall be available to satisfy New Elk Horn’s obligations under the Plan.

B.	Professional Fees and Expenses.

Any Entity retained and requesting compensation pursuant to Sections 327, 328, 330, or 331 of the Bankruptcy Code shall be entitled to file an application for allowance of final compensation and reimbursement of expenses for time expended and expenses incurred from and after the Petition Date and through the Effective Date not later than the sixtieth (60th) day after the Effective Date. The aggregate amount of sums payable to the Professional Persons shall be set aside and reserved in the Professional Fee and Post-Confirmation Reserve, subject to the consideration of such applications by the Bankruptcy Court and shall be paid as and when and with respect to the amount approved by the Bankruptcy Court. To the extent that any funds remain in the Professional Fee and Post-Confirmation Reserve after the closing of the Chapter 11 Cases, such funds shall be transferred to New Elk Horn to satisfy its obligations under the Plan.

Certain Professional Persons have received retainers in conjunction with their employment. To the extent that any retainers remain after full payment of the amounts allowed to those Professional Persons by final order of the Court, such remainder shall be transferred to New Elk Horn to satisfy its obligations under the Plan.

ARTICLE V

Treatment of Impaired Classes

5.1.	Overview.

All holders of Allowed Claims in impaired classes shall receive the Distributions set forth in this Article V on account of and in complete satisfaction and release of all such Allowed Claims, and any rights and security interests held or asserted on account of such Allowed Claims. Such Distributions shall be made to holders of Allowed Claims as set forth herein.

5.2.	Treatment of Classes.

5.2.01.	Class 2 Lender Group Secured Claim.

New Elk Horn will execute and deliver to the Lender Group two secured promissory notes, as described below, which will not provide for the assessment of any prepayment or defeasance charges. The promissory notes shall be secured by all assets of New Elk Horn. The terms of the promissory notes, the related security documents and intercreditor terms existing between the Lender Group and the holders of Class 5B Claims shall be set forth in detailed loan documents (“Senior Debt Loan Documents”) to be filed with the Bankruptcy Court not less than 10 days prior to the Confirmation Hearing. Although the detailed terms shall be set forth in the Senior Debt Loan Documents and the indebtedness shall be governed by such documentation, the principal terms of the two secured promissory notes (“Senior Notes”) shall include the following:

Senior Note A. The Lender Group shall receive a term note, in the original principal amount of $26,750,000, maturing 10 years after the Effective Date (“Senior Note A”). Senior Note A shall accrue interest at the rate of prime plus 2.5% per annum, subject to a minimum rate of 6.5% and a maximum rate of 10%. Payment of principal and interest on Senior Note A shall be paid pursuant to the Cash Flow Distribution Procedure as described in Section 5.2.07 below. Senior Note A shall have a minimum annual payment of $3.5 million. The failure to pay the minimum annual payment shall constitute an event of default under the Senior Debt Loan Documents, and no payments shall be paid to the holders of Class 5B Claims after the occurrence of such event of default and applicable cure period, if any.

Senior Note B. The Lender Group shall also receive a second term note, in the original principal amount of $4 million (“Senior Note B”) payable on the Maturity Event (as defined below). Senior Note B shall accrue interest at the rate of prime plus 2.5% per annum, subject to a minimum rate of 6.5% and a maximum rate of 10%. Interest shall accrue but shall not be payable on Senior Note B until the Maturity Event (as defined below). The principal and interest on Senior Note B shall be due and payable upon the occurrence of the following: (i) the filing of a bankruptcy case by or against New Elk Horn and (ii) the filing of a plan of reorganization in that case that fails to provide either: (a) all claims relating to Senior Note A are to be paid in full in cash by the effective date of such plan or (b) full reinstatement of all outstanding Claims of the Lender Group (the “Maturity Event”). If Senior Note A is paid in full before the occurrence of the Maturity Event, Senior Note B will be deemed satisfied. Senior Note B will be structured as a fully enforceable instrument and in a manner that will limit exposure to cancellation of indebtedness income.

Class 2 is Impaired under the Plan.

5.2.02.	Class 3 Other Secured Claims.

Class 3 shall include holders of Allowed Secured Claims, other than a Class 2 Claim. Such holder of such Allowed Secured Claim in Class 3 shall receive: deferred cash payments equal to the Allowed Amount of its Claim, plus interest at the rate of 6.5% per annum. Such payments shall be made in 120 equal monthly payments of principal and interest, with the first payment to be made 60 days after the Effective Date and continuing on a monthly basis thereafter. Alternatively, the Debtors (or the Reorganized Debtors if after the Effective Date) may, at their option, return the Collateral securing the Secured Claim to the holder of such Secured Claim. The holders of Allowed Secured Claims that receive cash payments under this section shall retain their lien on their Collateral until the Allowed Secured Claim is paid in full.

Class 3 is Impaired under the Plan.

5.2.03.	Class 4 Allowed Priority Claims.

Each holder of an Allowed Priority Claim shall be paid in full on the Distribution Date.

The aggregate amount of any Contested Priority Claims as of the Distribution Date shall be segregated from the Available Cash in the Contested Priority Claim Reserve. Contested Priority Claims that are thereafter Allowed shall be paid from the Contested Priority Claim Reserve. Such payment shall be made as and when authorized by a Final Order. To the extent that there remain funds in the Contested Priority Claims Reserve after all Allowed Priority Claims have been paid in full, such remaining funds shall be available to satisfy New Elk Horn’s obligations under the Plan.

Class 4 is Impaired under the Plan.

5.2.04.	Class 5A Allowed General Unsecured Claims Under $10,000

Each holder of an Allowed General Unsecured Claim in an amount of $10,000 or less, as well as each holder of an Allowed Unsecured Claim in an amount more than $10,000 that agrees to reduce such claim to $10,000, shall be paid an amount equal to 20 percent of such Claim or such reduced Claim, whichever is less, within 180 days of the Effective Date, unless the holder of such Claim opts, in writing, to receive the treatment set forth for holders of Class 5B claims. To exercise the option of treatment as a Class 5B claimant for voting as well as distribution purposes, such claimant must give written notice of the exercise of such option at the time of voting on the Plan. To exercise the option of treatment as a Class 5B claimant for distribution purposes, such claimant must give notice in writing within 30 days of the Effective Date.

Class 5A is Impaired under the Plan

5.2.05.	Class 5B Allowed General Unsecured Claims Over $10,000

Each holder of an Allowed General Unsecured Claim greater than $10,000 and each holder of a Class 5A Claim opting for treatment under Class 5B shall receive a right to payment, after payment of Class 4 Allowed Priority Claims in full, equal to its pro rata portion of a promissory note in the amount of $20 million (“Subordinated Note A”), which shall be unsecured. Subordinated Note A shall mature ten years from January 1, 2004, and the holders of Subordinated Note A shall be entitled to receive interest only payments on a semi-annual basis with an interest rate of 6.5% per annum beginning on such date. On a semi-annual basis, holders of Subordinated Note A shall receive cash interest payments calculated on the outstanding principal of Subordinated Note A. However, for an initial period of time, to be described more fully in the New Indenture, the interest payments or portions thereof may be deferred and added to the principal of Subordinated Note A until there is sufficient cash flow to make full payments. The total payments on Subordinated Note A shall not exceed $1.5 million annually unless the funds are derived from Excess Cash and paid pursuant to Section 5.2.07 below.

Each holder of an Allowed General Unsecured Claim in Class 5B shall also receive its pro rata share of an additional promissory note in the amount of $10 million (“Subordinated Note B”), which shall be unsecured. Subordinated Note B shall mature ten years from January 1, 2004, and accrue interest at the rate of 6.5% per annum beginning on such date. All unpaid interest shall be added to the principal of Subordinated Note B pursuant to the terms of the New Indenture. No payments shall be made on Subordinated Note B except out of Excess Cash and pursuant to Section 5.3.

No payment shall be made to holders of Subordinated Note A or Subordinated Note B (“Subordinated Notes”) after the occurrence of an event of default and applicable cure period, if any, arising out of the failure of the Reorganized Debtor to make the minimum $3.5 million annual payment owed to the Lender Group. Further, the Subordinated Notes shall be governed by subordination provisions in the New Indenture which subordinates certain rights of the Subordinated Notes to the rights of the Senior Notes. To the maximum extent provided by Section 1145 of the Bankruptcy Code and applicable nonbankruptcy laws, the Subordinated Notes issued pursuant to the Plan are exempt from registration under any and all securities acts federal or state.

The holders of Allowed General Unsecured Claims shall also receive their pro rata ownership of 100% of the New Elk Horn Membership Interests pursuant to the process set forth in Article VIII of the Plan. The Reorganized Debtor shall establish reasonable procedures for keeping track of any subsequent transfers of these ownership interests by the holders of such interests.

Class 5B is Impaired under the Plan.

5.2.06.	Class 6 Equity Interests.

Class 6 Equity Interests are Impaired under the Plan. The holders of such Interests shall not receive any Distribution or other property under the Plan on account of such Equity Interests and such Equity Interests shall be cancelled and deemed worthless as of the Confirmation Date. Holders of Equity Interests are deemed to have rejected the Plan and will not be entitled to vote on the Plan. All instruments evidencing Equity Interests shall be deemed cancelled and shall be null and void for all purposes.

Class 6 is Impaired under the Plan.

5.3.	Cash Flow Distribution Procedure

For purposes of payments to the Lender Group in Class 2 and the holders of Class 5B Claims, distributions shall be made in a particular order from the revenues generated by New Elk Horn. Generally, this distribution mechanism requires annual cash flow to be used in the following priority: (a) minimum $3.5 million to Senior Note A, (b) certain permitted operating, expenses, capital expenditures, cash deposits made to restricted accounts to support Elk Horn’s insurance needs and cash to build up New Elk Horn’s minimum cash reserve balances to a maximum of $2 million, (c) an additional payment to Senior Note A that ranges from $400,000 in the first year following the Effective Date to $700,000 beginning in the fourth year, (d) $1.5 million (interest and/or principal) to the Subordinated Notes held by holders of Class 5B Claims, and (e) Excess Cash, if any, divided 80% to Lender Group and 20% to holders of Class 5B Claims. For an initial period of time, as described in the New Indenture, the Class 5B distribution may be deferred but no Excess Cash shall be distributed until all Class 5B distributions are current. The details of this distribution shall be set forth in the Senior Debt Loan Documents and New Indenture, which shall be filed with the Court at least 10 days prior to the Confirmation Hearing. The description in this paragraph is a general summary only, and the actual terms shall be governed exclusively by the Senior Loan Documents and New Indenture.

5.4.	Subordination of the Notes Issued to Holders of Class 5B Claims[1]

The notes to be distributed to holders of Class 5B Claims will be subject to subordination provisions contained in the New Indenture. These subordination provisions provide, among other things, that all Subordinated Debt (the debt evidenced by the Subordinated Notes), including, without limitation, all payments on account of the Subordinated Debt, shall be subject, subordinate, and junior, in right of payment and exercise of remedies, to the extent and in the manner set forth herein, to the prior payment in full of the Senior Debt (the debt evidenced by the Senior Notes). Holders of the Subordinated Notes will not ask, demand, sue for, take or receive, directly or indirectly, from New Elk Horn in cash or other property, by set-off, or in any other manner, payment of, or security for, any or all of the Subordinated Debt unless and until the obligations under the Senior Debt Loan Documents shall have been paid in full; provided, however, that holders of the Subordinated Notes may receive, and New Elk Horn may make payments on account of the Subordinated Debt only on the terms set forth in the Subordinated Notes and the Financing Agreement (a “Permitted Payment”), provided further, however, that at the time of making such payment and immediately after giving effect thereto, no Event of Default or event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, shall have occurred.

[1]	All capitalized terms in this section, not otherwise defined, shall have the meaning given such terms in the appropriate sections of New Indenture.

Elk Horn will not make any payment in respect of any of the Subordinated Debt, or take any other action, in contravention of these subordination provisions. In no event shall any such Permitted Payment exceed, on an annual basis, $1.5 million plus 20% of the Excess Cash Flow Prepayment Amount as set forth in the Senior Debt Loan Documents and the New Indenture.

Additionally, in the event of any payment or distribution of assets of New Elk Horn, or its successors and assigns, of any kind or character, whether in cash, property, or securities, through a dissolution, winding up, liquidation, arrangement or reorganization relating to New Elk Horn, its successors and/or assigns, whether in any bankruptcy, insolvency proceeding, arrangement, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of New Elk Horn, its successors and/or assigns, whether voluntary or involuntary, all amounts owing on account of the Senior Debt shall first be paid in full before any payment on the Subordinated Debt is made. In any proceeding referred to in this paragraph of this commenced by or against New Elk Horn, until such time as the Senior Debt has been paid in full,:

(a)	Holders of the Subordinated Notes shall assign their respective claims to Lenders for all purposes, including but not limited to voting and claim distribution purposes.

(b)	Holders of the Subordinated Notes shall not object or otherwise interfere with any motion to sell, use or otherwise dispose the Lenders’ collateral and shall not file any such motion.

(c)	Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion filed by Lenders for relief from automatic stay with respect to their collateral and shall not file any such motion.

(d)	Holders of the Subordinated Notes shall not oppose or otherwise interfere with the confirmation of any plan filed by Lenders and shall not propose any plan.

(e)	Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion by Lenders to convert or dismiss the bankruptcy case and shall not file any such motion.

(f)	Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion by Lenders to appoint a trustee or an examiner and shall not file any such motion.

(g)	Holders of the Subordinated Notes shall not oppose any motion to seek post-petition financing from the Lenders under section 364 of the Code.

(h)	Holders of the Subordinated Notes shall not object to the allowance of Lenders’ claim.

(i)	Holders of the Subordinated Notes shall not seek to subordinate or recharacterize the Lenders’ claim.

(j)	Holders of the Subordinated Notes shall not commence any avoidance action against the Lenders.

(k)	Any Subordinated Debt payment to which such Holders of the Subordinated Notes would be entitled (but for the provisions hereof) shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, debtor in possession, disbursing agent or other liquidating agent making such payment or distribution directly to the Lenders for application to the payment of the Senior Debt until all of the Senior Debt shall have been paid in full.

(l)	Holders of the Subordinated Notes shall designate the Lenders as their assignee to receive any distributions payable to the Subordinated Creditors in connection with a subsequent bankruptcy.

(m)	Holders of the Subordinated Notes shall not serve on any official or un-official committee.

(n)	Holders of the Subordinated Notes shall not permit any of its professionals to seek compensation from the bankruptcy estate.

The foregoing is intended as a non-exhaustive summary of certain subordination provisions. The subordination of the Subordinated Debt will be governed exclusively by the terms of the New Indenture. The subordination described herein affects the rights of Class 5B Claimants in their role as holders of Subordinated Debt but not their rights as members of New Elk Horn.

ARTICLE VI

Acceptance or Rejection of Plan: Effect of Rejection by One or More

Classes of Claims or Equity Interests

6.1.	Classes Entitled to Vote.

The holders of Claims in Class 1 shall be unimpaired and therefore are not entitled to vote to accept or reject the Plan. The holders of Claims in Classes 2 through 5 are or may be impaired and are entitled to vote to accept or reject the Plan. The holders of Class 6 Equity Interests shall receive no distribution for any of the Debtors’ Estates and are deemed to have rejected the Plan.

6.2.	Class Acceptance Requirement.

A voting Class shall have accepted the Plan if the Plan is accepted by at least two thirds (2/3) in amount and more than one half (1/2) in number of the Allowed Claims of the voting Class that have voted on the Plan. In the event insufficient votes are cast for all classes of Claims to accept the Plan, the Plan Proponents may elect to (a) exercise “cramdown” provisions as described below, (b) amend their Plan and resolicit votes, or (c) withdraw the Plan.

6.3.	Cramdown.

In the event that any Impaired Class of Claims shall fail to accept the Plan in accordance with Section 1129(a) of the Bankruptcy Code, the Co-Proponents shall request that the Court confirm the Plan in accordance with the “cramdown” provisions of Section 1129(b) of the Bankruptcy Code.

ARTICLE VII

Means of Implementation of the Plan

The Plan is premised upon the substantive consolidation of the Debtors as set forth in Article VIII herein. The Plan will be implemented through the creation of New Elk Horn and the sale of all of the Debtors’ remaining Assets. The Lender Group has a first lien on virtually all of the assets of the Debtors. The Lender Group will retain this lien Post-Confirmation.

In order to provide capacity to obtain reclamation bonds and potential trade credit that may be necessary for the effective reorganization of New Elk Horn, liens may be granted by New Elk Horn securing performance bonds and similar instruments up to an additional $5.0 million for trade credit in the ordinary course of business that will be junior to the lien held by the Lender Group under Class 2. A provision for such lien shall be provided for under the New Indenture.

Details regarding the treatment of Class 2 and Class 5B Claims, and the implementation of various other terms of the Plan will be incorporated into various documents, including the Senior Debt Loan Documents, the New Indenture and the New Elk Horn Operating Agreement. Drafts of these documents will be filed with the Court at least 10 days prior to the Confirmation Hearing. All such documents shall be in final form satisfactory in all respects to each of the Co-Proponents by the date of the Confirmation Hearing. The Co-Chairs of the Creditors’ Committee shall be granted authority to execute the New Elk Horn Operating Agreement on behalf of the new members of New Elk Horn.

New Elk Horn intends to continue to explore and pursue opportunities for sales, mergers, refinancing or other business transactions that would allow for satisfaction of the obligations and to maximum the return to its members.

ARTICLE VIII

Substantive Consolidation and Business Restructuring

A motion seeking substantive consolidation of the Debtors has been granted by the Court. On the Effective Date and for the purposes of counting the votes, the Debtors shall be deemed substantively consolidated into “New Elk Horn.” However, to obtain maximum tax and other benefits, this shall be accomplished in several steps. First, all Debtors other than Pen Holdings shall be substantively consolidated into Elk Horn, with Pen Holdings being the sole shareholder and being jointly and severally liable with Elk Horn for all claims against the Debtors. Elk Horn shall be restructured as New Elk Horn, a limited liability company whose sole member is Pen Holdings. Pen Holdings shall transfer the membership interest in New Elk Horn to holders of Class 5B claims in satisfaction of Pen Holdings’ obligations to such claimants. Accordingly, the Class 5B claim holders shall become the owners of New Elk Horn. As a part of this process, and after this restructuring has been completed, (a) all Intercompany Claims shall be cancelled and disallowed and no distribution shall be made on account thereof; (b) all guarantees of any of the Debtors of payment, performance or collection of obligations of any of the other Debtors shall be eliminated and cancelled; (c) any obligation of the Debtors and all guarantees thereof executed by other Debtors shall be treated as a single obligation and such guarantees shall be deemed a single Claim against New Elk Horn, with the liability of Pen Holdings having been extinguished by the transfer of the membership interest in New Elk Horn to the holders of Class 5B claims; (d) all joint obligations of the Debtors, and all multiple Claims against such entities on account of any obligations, including joint obligations, shall be treated and allowed only as a single Claim against the consolidated New Elk Horn; and (e) each Claim filed in the Bankruptcy Cases shall be deemed (i) filed against the consolidated New Elk Horn and (ii) a single obligation of the consolidated New Elk Horn. All of the stock of the Debtors, other than Pen Holdings, shall be merged into Elk Horn and then converted into a membership interest in New Elk Horn before such membership interest is then transferred to the Class 5B claim holders. New Elk Horn shall become the sole beneficial owner of all of the Debtors’ Assets as of the Confirmation Date, subject to the liens set forth in the Plan. On or before the date the Chapter 11 Cases are closed, Pen Holdings shall be dissolved.

ARTICLE IX

Distributions Pursuant to the Plan

9.1.	Date of Distributions.

Any Distributions to be made under the Plan shall be made on the Distribution Date, except as otherwise provided for herein or as may be ordered by the Bankruptcy Court. The Debtors shall not be obligated to make distributions to holders of Allowed Priority and Class 5A General Unsecured claims after the Effective Date except in installments aggregating at least $50,000.00. Pending such distributions, all amounts held by the Debtors shall be held in such interest-bearing accounts as are utilized by the Debtors for the investment of cash or cash equivalents.

9.2.	Means of Cash Payment.

Cash payments made pursuant to the Plan shall be in U.S. funds, by check drawn on a domestic bank. Fractional cash payments shall be rounded down to the nearest next whole dollar.

9.3.	Delivery of Distributions.

The provisions of this Section of the Plan shall be subject to the time limitation provided for in Section 9.4 with regard to undeliverable Distributions and to the time limitations provided for in Section 9.5 of the Plan with regard to the time limit for cashing checks issued pursuant to the Plan. Except with respect to the Noteholders who are governed by Article XIII, distributions and deliveries to holders of Allowed Claims shall be made at the addresses set forth on the proofs of Claim filed by such holders (or at the last known addresses of such holders if no proof of Claim is filed or if the Disbursing Agent has been notified in writing of a change of address). If any Distribution is returned as undeliverable (e.g., “forwarding time expired”, “address unknown”, etc.), no further Distributions to such holder shall be made unless and until the Disbursing Agent is timely notified in writing as provided in Section 9.4 of such holder’s then current address, at which time all missed Distributions shall be made to such holder without interest. All amounts in respect of undeliverable Distributions made by the Disbursing Agent shall be returned to the Disbursing Agent and shall be maintained by the Disbursing Agent in the Unclaimed Distribution Reserve Fund, subject to the provisions of Section 9.4 below.

9.4.	Deadline to Claim Distributions.

Unless a holder of a Claim for a Distribution which has been returned as provided for in Section 9.3 above notifies the Disbursing Agent in writing of such holder’s correct address on or before the one hundred and eightieth (180) day following the Distribution Date with respect to such undeliverable Distribution, all undeliverable Distributions shall be added to the existing funds to be distributed to other holders of Claims consistent with the terms of the Plan. In such event, the Claim upon which such Distribution was made shall be deemed waived and the Claim shall be discharged and released in full for all purposes, and the Debtors shall be under no further obligation to distribute funds of their Estates to such holder of a Claim.

9.5.	Time Bar to Cash Payments.

Checks issued by the Disbursing Agent with respect to Allowed Claims shall be null and void if not cashed within one hundred eighty (180) days of the date of issuance thereof. Requests for reissuance of any check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim with respect to which such check originally was issued.

9.6.	Transactions on Business Days.

If the Distribution Date, or any other date on which a transaction may occur under the Plan, shall occur on a day that is not a Business Day, the transactions contemplated by the Plan to occur on such day shall instead occur on the next succeeding Business Day.

ARTICLE X

Treatment of Executory Contracts

10.1.	Assumption and Rejection

Except as otherwise provided herein, or in any contract, instrument, lease, release or other agreement or document entered into in connection with the Plan, each of the Executory Contracts to which the Debtors are a party shall be assumed by New Elk Horn as of the Effective Date, unless, prior to the Effective Date, such Executory Contract (a) has already been assumed, rejected or terminated by the Debtors, (b) shall have expired or terminated pursuant to its own terms, or (c) a motion to reject such Executory Contract has been filed in the Bankruptcy Court and is pending. The Confirmation Order shall constitute an order of the Bankruptcy Court approving the assumptions described herein, pursuant to Section 365 of the Bankruptcy Code, as of the Effective Date.

10.2.	Disputes as to Executory/Unexpired Status.

Notwithstanding Section 10.1 of this Plan, if on the Effective Date there is a pending dispute as to whether a contract or lease is an Executory Contract or is unexpired, New Elk Horn’s right to assume or reject such contract or lease shall be extended until the date that is thirty (30) days after entry of a Final Order by the Bankruptcy Court determining that the contract or lease is an Executory Contract or is unexpired.

10.3.	Expired Contracts or Leases.

Any contract or lease that expires pursuant to its terms prior to the Effective Date, and that has not been assumed or rejected by Final Order prior to the Effective Date, is hereby specifically rejected.

10.4.	Bar to Rejection Damages.

If the rejection of an Executory Contract results in damages to the other party or parties to such Executory Contract, a Claim for such damages, if not heretofore evidenced by a filed proof of claim, shall be forever barred and shall not be enforceable unless a proof of claim is filed with the Bankruptcy Court and served upon New Elk Horn as follows: (a) if the Claim arises from the rejection of an

Executory Contract by operation of any provision of this Plan, thirty (30) days after the date of service of the Effective Date; or (b) if the Claim arises from the rejection of an Executory Contract pursuant to a Final Order of the Bankruptcy Court (other than the Confirmation Order) authorizing rejection of such contract or lease, thirty (30) days after service of notice of the entry of such Final Order.

10.5.	Claims Arising from Assumption or Rejection.

All Allowed Claims for accrued postpetition payments due arising from the assumption of an Executory Contract shall be treated as Administrative Claims. All Allowed Claims arising from the rejection of an Executory Contract shall be treated as Class 5A or 5B Unsecured Claims under this Plan unless otherwise ordered by Final Order of the Bankruptcy Court.

10.6.	Bonded Obligations

The Debtors and entities related to the Debtors currently hold permits for coal mining and related activities issued by the Kentucky Department for Surface Mining Reclamation and Enforcement and other regulatory agencies. The obligations under those regulatory approvals are supported by surety bonds (the “Bonded Obligations”) issued by Travelers Insurance Co. (“Travelers”). An agreement has been reached with Travelers regarding the continuation of the bonding arrangement with certain modifications in the existing contracts. In order to maintain the bonding arrangement with Travelers to cover the reclamation activities on favorable terms, the agreement requires that New Elk Horn assume the existing Bonded Obligations of the Debtors relating to reclamation as well as certain workers’ compensation and federal black lung bonds. The principal elements of the agreement include the initial posting of a $250,000 letter of credit and other collateral added over time until it reaches 50 percent of the exposure under the Bonded Obligations. The details of the agreement with Travelers are set forth in documentation to be filed with the Bankruptcy Court at least 10 days prior to the Confirmation Hearing. Accordingly, the Bonded Obligations issued by Travelers will be assumed by New Elk Horn upon the terms set forth in such documentation to be filed with the Bankruptcy Court.

ARTICLE XI

Conditions Precedent to Effective Date

Unless waived by the Plan Proponents, the following are conditions precedent to the Effective Date:

(a)	the Confirmation Order shall become a Final Order; and

(b)	there shall be sufficient Cash to satisfy in full all Administrative Claims (including the funding of the Contested Administrative Claims Reserve); and

ARTICLE XII

Procedures for Resolving and Treating Contested Claims

12.1.	Time Limit for Objections to Claims.

Objections to Claims shall be filed by the Reorganized Debtors or the Committee with the Court and served on each holder of each of the Claims to which objections are made not later than ninety (90) days after the Effective Date, or within such other time period as may be fixed by the Court.

12.2.	Distributions on Partially Contested Claims.

Distributions under the Plan shall only be made with respect to Allowed Claims, provided, however, that to the extent a Contested Claim is not contested in its entirety, the Debtors may issue Distributions in accordance with the Plan with respect to the uncontested portion of such Contested Claim.

12.3.	Reserves for Professional Fees and Contested Claims.

On the Distribution Date, there shall be reserved by the Reorganized Debtor:

(a)	the Professional Fee and Post-Confirmation Reserve;

(b)	the Contested Administrative Claim Reserve;

(c)	the Contested Priority Claim Reserve; and

(d)	the Contested Class 5A Reserve.

Cash reserved pursuant to this Section shall be set aside, held and maintained by the Reorganized Debtor in these reserves, for the benefit of the holders of Contested Claims covered by these reserves, pending resolution of their Contested Claims. Upon any Contested Claim becoming an Allowed Claim in whole or in part, the amount of Cash then due to the Claimant on such Claim shall be paid and distributed to such Claimant on the Distribution Date, subject to and in accordance with the provisions of the Plan. Upon any Contested Claim becoming a Disallowed Claim, in whole or in part, the amount of Cash reserved on account of such Disallowed Claim, or disallowed portion thereof, shall become available for Distribution pursuant to the terms of this Plan.

12.4.	Setoffs.

The Debtors may, but shall not be required to, set off against any Claim any claims of any nature whatsoever that the Debtors have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors of any such claim that the Debtors have against such holder.

12.5.	Disputes Regarding Rights to Payments or Distributions.

Any other provision of the Plan to the contrary notwithstanding, in the event of any dispute between and among Claimants or other Persons (including the Person or Persons asserting the right to receive the disputed payment or Distribution) as to the right of any Person to receive or retain any payment or Distribution to be made to such Person under the Plan, the Debtors may, inter alia, in lieu of making such payment or Distribution to such Person, make it instead into a segregated account, for payment of the Distribution as ordered by the Court or as the interested parties to such dispute otherwise agree among themselves.

ARTICLE XIII

Indenture Trustee Matters

On the Effective Date, the Indenture with respect to the Notes previously held by the Noteholders will be cancelled and the Trustee shall have no continuing obligations under the Indenture. The New Indenture will be established for the payment of Class 5B claims. Notwithstanding such cancellation, the provisions of the Indenture governing the relationships of the holders of the Notes and the Trustee, including those provisions relating to distributions, the Trustee’s rights to payment, liens on property to be distributed to holders of such Notes, and the Trustee’s rights to indemnity, if any, will not be affected by the confirmation of the Plan.

Nothing in this Plan affects the Trustee’s rights pursuant to the Indenture to assert liens on any distributions due to the Noteholders under the New Indenture or to secure payment of such fees and expenses. If the Trustee does not serve as the New Indenture Trustee with respect to distributions to the holders of the Allowed Class 5B claims, then the funds distributed to New Indenture Trustee will be subject to the lien of the Trustee as provided under the Indenture.

The Notes will be cancelled on the Effective Date and the Reorganized Debtor shall be authorized to deliver to the Noteholders a letter of transmittal for surrender of the Notes.

Each Note underlying the Noteholders’ Class 5B Claims shall be surrendered in accordance with the instructions to be provided by the Reorganized Debtor as promptly as practicable following the Effective Date. Such instructions shall specify that cancellation of the Notes will be effected, and the risk of loss and title thereto shall pass, only upon compliance with such instructions. All such surrendered Notes shall be deemed canceled.

If any holder of an Allowed Claim evidenced by instruments, securities, or other documentation canceled herein, fails to surrender such instrument, security or other documentation or comply with the provisions of this section of the Plan within one year after the Effective Date, its Claim for a distribution under the Plan on account of such instrument, security, or other documentation shall be discharged, and such holder shall be forever barred from asserting such Claim against the Reorganized Debtor or its property. In such case, any property held on account of such Claim shall be disposed of as undelivered and no further distributions shall be required.

Except as otherwise provided in a Final Order of the Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to the Record Date will be treated as the holders of those Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to the transfer may not have expired by the Record Date. The Reorganized Debtor shall have no obligation to recognize any transfer of any Claim occurring after the Record Date. In making any distribution with respect to any Claim, the Reorganized Debtor shall be entitled instead to recognize and deal with, for all purposes hereunder, only the Entity that is listed on the proof of claim filed with respect thereto or on the Debtors’ schedules as the holder thereof as of the close of business on the Record Date and upon such other evidence or record of transfer or assignment that are known to the Debtors as of the Record Date. The New Indenture Trustee and Reorganized Debtor shall establish reasonable procedures for keeping track of transfers made after the Effective Date by holders of rights under Note A and Note B.

ARTICLE XIV

Miscellaneous Provisions

14.1.	Management of Post-Confirmation Debtors.

On or before the Confirmation Date, the Committee shall identify the party or parties that shall manage and operate New Elk Horn, their titles, and their compensation. The managing member(s) of New Elk Horn shall also be identified before the Confirmation Date. To the extent such information has not been disclosed in Court filings contemporaneously with the filing of this Plan, the information, as soon as it is known, shall be included in the financial documentation available from counsel for the Debtors. New Elk Horn shall be empowered to take steps to liquidate all of the Estate Assets and distribute the proceeds consistent with the terms of the Plan. Except as otherwise expressly provided herein, New Elk Horn shall be empowered to sell, lease or otherwise liquidate and reduce to cash the Estate Assets on such terms and for such consideration as they deem reasonable and in the best interest of holders of Class 2 and Class 5B Claims, without further application to or order of the Court under any provision of the Bankruptcy Code (including, without limitation, Section 363 thereof) or otherwise. New Elk Horn, on behalf of the Debtors, shall have all of the rights of a trustee or debtor-in-possession to return goods to unsecured creditors for credit against their unsecured claims pursuant to Section 546(g) of the Bankruptcy Code and may effect such returns pursuant to the Plan notwithstanding the expiration of the 120-day time period provided therein. Neither New Elk Horn nor any professional or any duly designated agent or representative of New Elk Horn, or their respective employees, shall be liable for any act taken or omitted to be taken in such Person’s capacity as an officer, member, agent or representative of New Elk Horn other than acts or omissions determined by a Final Order to have resulted from the willful misconduct or fraud of such officer, member, managing member, agent or representative.

14.2.	Creditors’ Committee.

The Creditors’ Committee shall cease to exist as of the Distribution Date.

14.3.	Payment of Post-Confirmation Costs and Expenses.

All other reasonable costs and expenses incurred by the Debtors and/or the Reorganized Debtors, including the United States Trustee’s Fees, subsequent to the Confirmation Date may be paid by the Debtors or Reorganized Debtors without an order of the Court as hereinafter provided. If there is a dispute as to any such amount, such dispute shall be submitted to the Court for a determination. Payment of Professionals for fees and expenses incurred prior to the Confirmation Date shall be subject to allowance by the Court, as set forth in the prior orders of the Court for the retention of such Professional Persons, and payment of such fees and expenses incurred subsequent to the Confirmation Date may be paid without an order of the Court. The Reorganized Debtor shall assume the liability for any unpaid fees to the United States Trustee in connection with the Chapter 11 Cases.

14.4.	Dissolution of Debtors.

New Elk Horn may effect the corporate dissolution of the Debtors at such time as they believe appropriate in accordance with the applicable laws of the state of incorporation. The dissolution of the Debtors shall in no way affect the powers, duties and obligations of the Debtors or the Reorganized Debtor under the Plan.

14.5.	Compliance with Tax Requirements Post-Confirmation.

In connection with the Plan, the Debtors shall comply with all withholding and reporting requirements imposed by federal, state, local, and foreign taxing authorities and all Distributions hereunder shall be subject to such withholding and reporting requirements.

14.6.	Compliance with All Applicable Laws.

If notified by any governmental authority that they are in violation of any applicable law, rule, regulation, or order of such governmental authority relating to its businesses, the Debtors shall comply with such law, rule, regulation, or order; provided that nothing contained herein shall require such compliance by the Debtors if the legality or applicability of any such requirement is being contested in good faith in appropriate proceedings by the Debtors, and, if and where appropriate, an adequate reserve has been set aside on the books of the Debtors.

ARTICLE XV

Stay; Binding Effect

15.1.	Stay.

From and after the Confirmation Date, the stay imposed by Section 362 of the Bankruptcy Code will remain in effect until the Cases are closed pursuant to Section 350 of the Bankruptcy Code except as otherwise expressly provided herein.

15.2.	Prohibition Against Discriminatory Treatment of Debtors.

A governmental unit may not deny, revoke, suspend, or refuse to renew or transfer a license, permit, charter, franchise, or other similar grant to, condition such a grant to, or discriminate with respect to such a grant against, the Debtors, New Elk Horn, or another Person with whom the Debtors have been associated, solely because of the commencement, continuation, or termination of the Cases or because of any provision of this Plan or the legal effect of this plan, and the Confirmation Order shall constitute an express injunction against any such discriminatory treatment by a governmental unit.

15.3.	Discharge and Release of Claims.

Except as otherwise provided in this Plan, the entry of the Confirmation Order shall act, as of the Effective Date, as a full and complete discharge of all Claims against or Equity Interests in the Debtors of any nature whatsoever, including, without limitation, any liability of a kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, that arose or has been asserted against the Debtors at any time before the Effective Date, or that arises from any pre-confirmation conduct of the Debtors, whether or not the Claim is known to or knowable by a current or former holder of the Claim or Equity Interest. The discharge of the Debtors shall become effective as to each Claim and Equity Interest, whether or not the Claim or Equity Interest constituted an Allowed Claim or Allowed Equity Interest and whether or not the holder of the Claim or Equity Interest voted to accept this Plan. In addition, the Confirmation Order shall operate, as of the Effective Date, as a general resolution with prejudice of all pending legal proceedings, if any, against the Debtors and their Assets and properties as well as any proceedings not yet instituted against the Debtors or their respective Assets and properties, except as otherwise provided in this Plan.

15.4.	Limitation of Liability.

With regard to any and all claims that have been, could have been or which may in the future be asserted by the Debtors or by any person that votes to accept the Plan and to the fullest extent permissible under applicable law, (a) as of the Effective Date, the following entities shall have no liability for actions taken or omitted to be taken under or in connection with the Plan or in connection with the

Chapter 11 Cases or the operation or the administration of the Debtors during the Chapter 11 Cases other than their willful misconduct or fraud, and (b) subsequent to the Confirmation Date, the following entities shall have no liability for any actions taken in connection with implementation of the Plan, other than their willful misconduct or fraud:

(a)	Debtors (including the Post-Confirmation Debtors and New Elk Horn, and the financial advisors, attorneys and accountants of the Debtors—but only in such capacities);

(b)	the Creditors’ Committee and the members, financial advisors, attorneys and accountants of the Creditors Committee (but only in such capacities); and

(c)	the Lender Group and the officers, directors, employees, financial advisors, attorneys and accountants of the Lender Group.

The Persons enumerated in this Section shall be indemnified by the Debtors, or New Elk Horn, whichever is applicable, for any expenses which such Person may incur or to which such Person may become subject in connection with any action brought or threatened against such Person in connection with service with, or on behalf of, the Debtors, the Creditors’ Committee, or the Lender Group, except to the extent that such person is determined by a court of competent jurisdiction to have incurred liability as a consequence of willful misconduct or fraud.

The Court shall reserve for ninety (90) days after the Confirmation Date all matters relating to the enforcement and interpretation of the fairness and necessity of this Section as to parties that did not vote on the Plan or voted not to accept the Plan (collectively, the “Non-Consenting Parties”). Any cause of action relating to the fairness or necessity of the releases as to the Non-Consenting Parties must be commenced within ninety (90) days of the date of entry of the Confirmation Order, following which period all such causes of action shall be released and discharged as provided herein and the general releases provided herein shall apply to all Non-Consenting Parties.

15.5.	Title to Assets.

Except as otherwise provided by the Plan or the Bankruptcy Code, on the Confirmation Date, title in and to all of the Debtors’ property shall vest in New Elk Horn pursuant to Sections 1141(b) and (c) of the Bankruptcy Code, free and clear of all Claims and Equity Interests not specifically provided for herein.

15.6.	Avoidance Claims and Rights of Action.

From and after the Confirmation Date, to the extent not otherwise adjudicated or settled prior to or as part of the Plan, all rights and/or claims of the Post-Confirmation Debtors relating to Avoidance Actions are hereby preserved, retained, and may be pursued by New Elk Horn. Any recovery realized by New

Elk Horn on account of such Avoidance Actions shall be distributed in accordance with the terms of this Plan.

All causes of action, claims against officers and directors both current and former, and all other causes of action or rights of the Debtors shall vest in New Elk Horn on the Confirmation Date, and New Elk Horn shall have the right to pursue all such claims. Any recovery realized by New Elk Horn on account of such causes of actions, claims or rights shall be distributed in accordance with the terms of this Plan.

ARTICLE XVI

Consummation of the Plan

16.1.	Retention of Jurisdiction.

The Court shall retain and have jurisdiction over all matters arising out of or relating to the Chapter 11 Cases, including, without limitation, the following matters, and the Debtors shall retain all rights and powers with regard to such matters:

(a)	To determine any and all objections to and proceedings involving the allowance, estimation, classification and subordination of Claims or Equity Interests;

(b)	To determine any and all applications for allowance of compensation and reimbursement of expenses and any other fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

(c)	To determine any applications pending on the Confirmation Date for (i) the rejection or (ii) the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which a Debtor is a party or with respect to which a Debtor may be liable, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom;

(d)	To determine any and all applications, adversary proceedings, and Contested or litigated matters that may be pending on the Effective Date;

(e)	To consider any modifications of the Plan, remedy any defect or omission or reconcile any inconsistency in any order of the Bankruptcy Court, including the Confirmation Order, to the extent authorized by the Bankruptcy Code;

(f)	To determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement or consummation of the Plan or any Person’s obligations hereunder;

(g)	To consider and act on the compromise and settlement of any Claim against or cause of action by or against a Debtor’s Estate;

(h)	To issue such orders in aid of execution of the Plan to the extent authorized by Section 1142 of the Bankruptcy Code;

(i)	To determine such other matters as may be set forth in the Confirmation Order or which may arise in connection with the Plan, the Confirmation Order, the Effective Date or the Distribution Date;

(j)	To the extent not otherwise adjudicated or provided for or waived under the Plan, to determine and to adjudicate (i) all actions or matters under Section 502 and (ii) all Avoidance Actions;

(k)	To modify the Plan pursuant to Section 1127 of the Bankruptcy Code, or to remedy any apparent non material defect or omission of or from the Plan, or to reconcile any non material inconsistency in the Plan so as to carry out its intent and purposes;

(l)	To determine matters under Sections 346 and 505 of the Code, including determinations regarding any tax liability arising in connection with the liquidation of assets of the Estate pursuant to the Plan; and to determine all questions and disputes regarding recovery and entitlement to the Debtors’ assets and determine all claims and disputes between a Debtor and any other Entity, whether or not subject to an action pending as of the Confirmation Date;

(m)	To enter any orders, including injunctions, necessary to enforce the title, rights and powers of Debtors, and to impose such limitations, restrictions, terms and conditions on such title, right and powers as the Court may deem necessary or appropriate;

(n)	To enter such orders as are necessary or appropriate to carry out the provisions of the Plan, including but not limited to orders interpreting, clarifying or enforcing the provisions thereof and/or the Confirmation Order;

(o)	To determine any application concerning the adjudication, liquidation or sale of any of the Debtors’ Estate Assets; and

(p)	To enter an order or final decree closing the Chapter 11 Cases.

If the Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising out of or relating to this Chapter 11 Case, this Section shall have no effect upon and shall not control, prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

16.2.	Modification of Plan.

Modifications of the Plan may be proposed in writing by the Plan Proponents at any time before confirmation, provided that the Plan, as modified, meets the requirements of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with Sections 1124 and 1125 of the Bankruptcy Code. A holder of a Claim or Equity Interest that has accepted or rejected the Plan shall be deemed to have accepted or rejected, as the case may be, such Plans as modified, unless, within the time fixed by the Court, such holder changes its previous acceptance or rejection.

16.3.	Revocation of Plan.

The Plan Proponents reserve the right to revoke and withdraw the Plan prior to the Confirmation Order becoming a Final Order. If the Committee revokes or withdraws the Plan, or if confirmation of the Plan does not occur, then the Plan shall be deemed null and void and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors.

16.4.	Notices.

All notices, requests or demands in connection with the Plan, including, without limitation, any change of address of any Claimant for the purposes of receiving Distributions under the Plan shall be in writing and shall be delivered personally or by telecopy (confirmed by first-class mail or express mail) or mailed by first class mail. Such notice shall be deemed to have been given when received, or if mailed by first class mail, seven (7) days after the date of mailing, or if by express mail, the next Business Day following the date of mailing, and should be addressed to the following parties:

Craig V. Gabbert, Esquire

Harwell Howard Hyne

    Gabbert & Manner, P.C.

Suite 1800, Amsouth Building

315 Deaderick Street

Nashville, TN 37238

Co-Counsel for the Debtors

Telephone (615) 256-0500

Facsimile: (615) 251-1058

Joel M. Walker, Esquire

Phil Uher, Esquire

BUCHANAN INGERSOLL, PC

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219-1410

Co-Counsel for the Debtors

Telephone: (412) 562-8800

Facsimile: (412) 562-1041

Randal S. Mashburn, Esquire

Baker, Donelson, Bearman

    Caldwell & Berkowitz

2100 Commerce Street

Nashville, TN 37203

Co-counsel to the Unsecured Creditors

Committee

Telephone (615) 726-5600

Facsimile (615) 726-0464

Charles R. Gibbs, Esquire

Keith M. Aurzada, Esquire

Akin Gump Strauss Hauer & Feld

1700 Pacific Avenue, Suite 4100

Dallas, TX 75201

Co-Counsel for the Unsecured Creditors

Committee

Telephone (214) 969-2800

Facsimile (214) 969-4343

William L. Norton III Boult Cummings Conners Berry PLC 414 Union Street, Suite 1600 Nashville, Tennessee 37219 Co-Counsel for Lender Group Telephone (615) 252-2397 Facsimile (615) 252-23803	James M. Peck David M. Hillman Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Co-Counsel for Lender Group Telephone (212) 756-2150 Facsimile (212) 593-5955

All notices and requests to Claimants and Interest Holders of any class shall be sent to them at their last known address or, if none was filed, at the address set forth in the schedules and statement of affairs filed by the Debtors.

16.5.	Post-Confirmation Date Service List Persons Entitled to Notice.

From and after the Confirmation Date, any notices of appearance and demands for service of process filed with the Court prior to such date shall no longer be effective. No further notices, other than notice of entry of the Confirmation Order, shall be required to be sent to such entities unless such entities file a new notice of appearance and demand for service of process dated subsequent to the Confirmation Date, which subsequent notice and demand must be filed with the Court and served upon the entities listed in Section 16.4 of the Plan.

16.6.	Notice of Entry of Confirmation Order.

Notice of the entry of the Confirmation Order shall be sufficient if a copy of a notice indicating that said Order has been entered by the Court, without attaching said Order, if such notice complies with Bankruptcy Rule 3020(c) and is mailed to all known holders of Claims, whether or not Allowed, to their last known address.

16.7.	Severability.

Should any provision of this Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of any and all other provisions of the Plan.

16.8.	Successors and Assigns.

The rights and obligations of any Person named or Entity referred to in the Plan shall be binding upon, and shall inure to the benefit of, the successors and assigns of such Person or Entity.

16.9.	Extension of Dates.

To the extent that any provision of the Plan provide for an act or event to take place on a certain date, such date may be extended upon the written consent of New Elk Horn.

16.10.	Time.

Rule 9006 of the Federal Rules of Bankruptcy Procedure shall apply to any and all computations of periods of time in the Plan.

16.11.	Governing Law.

Except to the extent that the Bankruptcy Code is applicable, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with the laws of the State of Tennessee.

[Debtors’ Signature Page]

/s/ WILLIAM E. BECKNER
William E. Beckner
Chairman, President and CEO
Pen Holdings, Inc. and its related subsidiaries
5110 Maryland Way, Suite 300
Brentwood, TN 37027-7508
(615) 371-7300

Craig V. Gabbert, Jr.	Joel M. Walker
Barbara D. Holmes	Philip J. Uher
Harwell Howard Hyne Gabbert and	Buchanan Ingersoll, Professional Corporation
Manner, P.C.	One Oxford Centre, 20th Floor
315 Deaderick Street, Suite 1800	301 Grant Street
Nashville, Tennessee 37238	Pittsburgh, PA 15219
Telephone: (615) 256-0500	(412) 562-8800
Facsimile: (615) 251-1058	Co-counsel for the Debtors
Co-counsel for the Debtors

[Creditors’ Committee Signature Page]

and

/s/ THOMAS M. TRACY
Thomas M. Tracy
American Express
25616 AXP Financial Center
Minneapolis, MN 55474

Co-Chair of the Official Committee of Unsecured Creditors

Charles R. Gibbs	Randal S. Mashburn
Keith Miles Aurzada	Baker, Donelson, Bearman
Akin Gump Strauss Hauer & Feld LLP	Caldwell & Berkowitz
1700 Pacific Avenue, Suite 4100	211 Commerce Street, Suite 1000
Dallas, TX 75201	Nashville, TN 37201
Telephone (214) 969-2800	Telephone: (615) 726-5600
Facsimile (214) 969-4343	Facsimile: (615) 726-0464
Co-Counsel to the Official Committee of Unsecured Creditors	Co-Counsel to the Official Committee of Unsecured Creditors

[Lender Group Signature Page]

and

/s/ KEVIN GENDA
Kevin Genda
Senior Vice President/Chief Credit Officer
Ableco Ginance LLC, as Collateral Agent
for Foothill Capital Corporation and
Regiment Capital II, L.P.

William L. Norton III	Michael L. Cook
Boult Cummings Conners	James M. Peck
Berry PLC	David M. Hillman
414 Union Street, Suite 1600	Schulte Roth & Zabel LLP
Nashville, Tennessee 37219	919 Third Avenue
Telephone (615) 252-2397	New York, New York 10022
Facsimile (615) 252-2380	Telephone (212) 756-2150
Co-Counsel for Lender Group	Facsimile (212) 593-5955
Co-Counsel for Lender Group